Exhibit 99.1

MINISO Announces Annual General Meeting on December 21, 2023 and Filing of Annual Report on Form 20-F

GUANGZHOU, China, October 19, 2023 /PRNewswire/ -- MINISO Group Holding Limited (NYSE: MNSO; HKEX: 9896) (“MINISO”, “MINISO Group” or the “Company”), a global value retailer offering a variety of trendy lifestyle products featuring IP design, today announced that it will hold an annual general meeting of the Company’s shareholders (the “AGM”) at 9:00 a.m. on December 21, 2023 at 16F, Building A, M Plaza, No. 109, Pazhou Avenue, Haizhu District, Guangzhou, Guangdong Province, the People’s Republic of China, for the purposes of considering and, if thought fit, passing each of the proposed resolutions set forth in the notice of the AGM (the “AGM Notice”). The AGM Notice, the ballot, and the form of proxy for the AGM are available on the Company’s website at https://ir.miniso.com.

Holders of record of ordinary shares of the Company at the close of business on November 6, 2023, Hong Kong time, are entitled to notice of and to attend and vote at the AGM or any adjournment or postponement thereof. Holders of record of ADSs as of the close of business on November 6, 2023, New York time, who wish to exercise their voting rights for the underlying ordinary shares must give voting instructions directly to The Bank of New York Mellon, the depositary of the ADSs, if ADSs are held on the books and records of The Bank of New York Mellon, or indirectly through a bank, brokerage or other securities intermediary if the ADSs are held by any of them on behalf of holders, as the case may be.

The Company also announced today that it has filed its annual report on Form 20-F for the fiscal year ended June 30, 2023 with the United States Securities and Exchange Commission (the “SEC”). The annual report on Form 20-F, which contains the Company’s audited consolidated financial statements, can be accessed on the SEC’s website at https://www.sec.gov as well as through the Company’s investor relations website at https://ir.miniso.com/.

The Company will provide a hard copy of its annual report containing the audited consolidated financial statements, free of charge, to its shareholders and ADS holders upon request. Requests should be directed to Investor Relations Department, MINISO Group Holding Limited, 8F, M Plaza, No. 109, Pazhou Avenue, Haizhu District, Guangzhou, Guangdong Province, the People’s Republic of China.

The Company has also published the same annual report today for Hong Kong purposes pursuant to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “HKEx”), which can be accessed on the Company’s investor relations website at https://ir.miniso.com/ as well as the HKEx’s website at https://www.hkexnews.hk.

About MINISO Group

MINISO Group is a global value retailer offering a variety of trendy lifestyle products featuring IP design. The Company serves consumers primarily through its large network of MINISO stores, and promotes a relaxing, treasure-hunting and engaging shopping experience full of delightful surprises that appeals to all demographics. Aesthetically pleasing design, quality and affordability are at the core of every product in MINISO’s wide product portfolio, and the Company continually and frequently rolls out products with these qualities. Since the opening of its first store in China in 2013, the Company has built its flagship brand “MINISO” as a globally recognized retail brand and established a massive store network worldwide. For more information, please visit https://ir.miniso.com/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. MINISO may also make written or oral forward-looking statements in its periodic reports to the SEC and the HKEx, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about MINISO’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: MINISO’s mission, goals and strategies; future business development, financial conditions and results of operations; the expected growth of the retail market and the market of branded variety retail of lifestyle products in China and globally; expectations regarding demand for and market acceptance of MINISO’s products; expectations regarding MINISO’s relationships with consumers, suppliers, MINISO Retail Partners, local distributors, and other business partners; competition in the industry; proposed use of proceeds; and relevant government policies and regulations relating to MINISO’s business and the industry. Further information regarding these and other risks is included in MINISO’s filings with the SEC and the HKEx. All information provided in this press release and in the attachments is as of the date of this press release, and MINISO undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact:

Raine Hu

MINISO Group Holding Limited

Email: ir@miniso.com

Phone: +86 (20) 36228788 Ext.8039

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